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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 3, 2006
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated February 3, 2006 contains the quarterly report of Infineon Technologies AG for the Company’s first quarter of financial year 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: February 3, 2006	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

INFINEON TECHNOLOGIES AG
QUARTERLY REPORT
FOR THE THREE MONTHS ENDED
DECEMBER 31, 2005

i

OVERVIEW OF FINANCIAL RESULTS
First Quarter of the 2006 Financial Year

•	First quarter revenues were Euro 1.67 billion, down 3 percent sequentially, reflecting decreased revenues in the Memory Products segment, mainly due to a significant decrease in average selling prices.

•	First quarter EBIT loss increased to Euro 122 million from an EBIT loss of Euro 43 million in the prior quarter. This primarily reflects an EBIT decrease in the Memory Products segment as a result of the strong decline in average selling prices. Combined, the logic segments posted positive EBIT.

•	Net loss in the first quarter was Euro 183 million compared to a net loss of Euro 100 million in the prior quarter.
      For the first quarter of the 2006 financial year, Infineon Technologies AG reported revenues of Euro 1,674 million, a decrease of 3 percent sequentially and 8 percent year-on-year. The sequential decrease in revenues was primarily driven by a strong decrease in average selling prices of DDR2 memories in the Memory Products segment. Revenues increased sequentially in the Automotive, Industrial and Multimarket and Communication segments.
      The EBIT loss in the first quarter of the 2006 financial year increased sequentially to Euro 122 million from Euro 43 million in the prior quarter, driven primarily by weaker results in the Memory Products segment as a consequence of the strong decrease in average selling prices and higher cost-per-bit. EBIT in the Automotive, Industrial and Multimarket segment increased significantly quarter-over-quarter mainly due to higher EBIT in the automotive business and a reduced EBIT loss in the security and chip-card business. In the company’s Communication segment, EBIT loss decreased significantly in part as a result of impairment charges of Euro 14 million incurred in the prior quarter that did not recur in the first quarter of the 2006 financial year. In addition, the Communication segment’s EBIT loss was positively influenced by increased sales and a further optimization of research and development expenditures.
      Net loss amounted to Euro 183 million in the first quarter of the 2006 financial year, compared to net loss of Euro 100 million in the previous quarter and net income of Euro 142 million in the same quarter last year.
      Basic and diluted loss per share increased to Euro 0.25 in the first quarter of the 2006 financial year from Euro 0.14 in the previous quarter, and earnings per share of Euro 0.19 in the same quarter last year.
Business Groups’ 2006 First Quarter Performance and Outlook
      Infineon began to report its results of operations in accordance with its new organizational structure during the second quarter of the 2005 financial year. The former mobile business and the Wireline Communication segment were combined into the new Communication segment to align the company’s structure with market developments. At the same time, the company’s security and chip-card activities and the ASIC & Design Solutions business were integrated into the extended Automotive, Industrial and Multimarket segment. The results of operations of all periods presented have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.
Revenues
      Segment revenue developments during the first quarter of the 2006 financial year as compared to the previous quarter and the first quarter of the 2005 financial year were as follows:
      The Automotive, Industrial and Multimarket segment’s first quarter revenues were Euro 652 million, increasing 4 percent sequentially and 3 percent year-on-year. The sequential increase resulted primarily from increased sales in the automotive business, in particular in automotive power products, and typically high seasonal sales in power management semiconductors and the ASIC & Design Solutions business. In the security and chip-card business, revenues decreased, as anticipated, mainly due to continued strong price declines.

Net Sales by Segments for the First Quarter of the Financial Year (in million Euro)	Communication’s revenues increased sequentially to Euro 334 million in the first quarter, up 1 percent from the previous quarter, but decreased by 19 percent year-on-year. The slight sequential increase in revenues was primarily due to strength in demand for radio- frequency transceiver and broadband-access solutions.

     The Memory Products segment’s first quarter revenues were Euro 678 million, a decrease of 12 percent sequentially and 11 percent year-on-year. The sequentially decrease in revenues was mainly caused by a strong decrease in average selling prices of DDR2 memories, to which Infineon has a relatively high exposure. In addition, the company deliberately limited shipments of DDR2 products as a reaction to the considerable price decline and weak demand.

First quarter revenues in the Other Operating Segments were Euro 2 million, unchanged from the prior quarter. Revenues were Euro 3 million in the same quarter last year.
Earnings
      EBIT developments during the first quarter of the 2006 financial year as compared to the previous quarter and the first quarter of the 2005 financial year were as follows:
      The Automotive, Industrial and Multimarket segment’s first quarter EBIT increased to Euro 51 million from Euro 27 million in the previous quarter and Euro 48 million in the same quarter last year. The significant quarter-over-quarter increase was driven mainly by increased EBIT in the automotive business and cost management measures. Despite continued price declines, the EBIT loss in the security and chip-card business decreased due to a reduction of fixed costs, improved cost structure and product mix.
      The Communication segment’s EBIT loss decreased to Euro 21 million during the first quarter from Euro 46 million in the previous quarter, but slightly increased from a loss of Euro 19 million in the same quarter last year. The sequential EBIT loss decrease was due to impairment charges of Euro 14 million incurred in the prior quarter that did not recur in the first quarter of the 2006 financial year. In addition, the segment’s EBIT loss was positively influenced by slightly higher sales, in particular in radio-frequency transceivers and broadband access devices, and a further optimization of research and development expenditures. The company’s wireline broadband-access business continued to contribute positive EBIT results in the first quarter.
      The Memory Products segment’s first quarter EBIT results decreased to a loss of Euro 118 million from positive Euro 34 million in the previous quarter and positive Euro 196 million in the same quarter last year. The significant quarter-over-quarter decrease resulted from a strong decrease in average selling prices. Furthermore, the segment increased research and development expenses and incurred higher manufacturing costs associated with the ramp-up of the production facility in Richmond and product diversification.
      Other Operating Segments’ first quarter EBIT results were at a break-even level, compared to EBIT losses of Euro 12 million in the prior quarter and Euro 2 million in the same quarter last year. The sequential EBIT improvement resulted mainly from the non-recurrence of impairment charges of Euro 10 million incurred in the fourth quarter of the 2005 financial year.
      In Corporate and Reconciliation, EBIT loss in the first quarter decreased to Euro 34 million from Euro 46 million in the prior quarter, but increased from a loss of Euro 12 million in the same quarter last year. During the first quarter, Infineon began to expense the cost of share-based compensation, which aggregated to Euro 7 million. Previous quarter EBIT had been negatively impacted by charges resulting primarily from the restructuring activities in connection with the planned phase-out of production at the Munich-Perlach facility.
Expenses
      Expenditures for Research and Development in the first quarter totaled Euro 311 million, increasing sequentially from Euro 290 million, primarily due to an increase in research and development expenses in the Memory Products segment. As a percentage of revenues, research and development expenses increased sequentially to 19 percent of revenues from 17 percent of revenues.
      Expenses for SG&A (Selling, General & Administrative) in the first quarter remained relatively unchanged at Euro 173 million or 10 percent of revenues, in comparison to Euro 172 million or 10 percent of revenues in the prior quarter.
Liquidity
      Free cash flow, representing cash flows from operating and investing activities excluding purchases or sales of marketable securities, decreased significantly in the first quarter of the 2006 financial year to a net outflow of Euro 175 million from a net outflow of Euro 15 million in the previous quarter. The primary reason for the decrease was lower cash flows provided by operating activities, which decreased from Euro 250 million in the previous quarter to Euro 102 million in the first quarter of the 2006 financial year. Gross cash position as of December 31, 2005, representing cash and cash equivalents and marketable securities, decreased sequentially from Euro 2.0 billion to Euro 1.9 billion. In addition, net cash position, defined as gross cash position less short and long-term debt, decreased sequentially from Euro 341 million to Euro 161 million as of the end of the first quarter of the 2006 financial year.
Outlook for the Second Quarter of the 2006 Financial Year
      Infineon expects the Automotive, Industrial and Multimarket segment’s revenues to increase slightly in the second quarter of the 2006 financial year, and anticipates a decline in EBIT compared to the first quarter. The company expects increased revenues in its automotive and security and chip-card businesses, but a seasonal decline in demand for industrial semiconductors. The EBIT decline in the second quarter is expected to be primarily driven by a planned increase in research and development expenses for automotive as well as a seasonal decline in the industrial power management and ASIC & Design Solutions businesses, which are to some extent related to the computing and consumer segment. In addition, the segment’s EBIT will continue to be impacted by planned expenses for the phase-out of production at the Munich-Perlach facility and by increasing start-up costs for the new production site in Kulim, Malaysia.
      In the second quarter of the 2006 financial year, the company expects revenues of its Communication segment to decline compared to the first quarter due to seasonal weakness in the wireless industry. The company expects the segment’s EBIT loss to increase in the second quarter, as previously implemented improvements of cost structures leave operating results to be driven predominantly by revenue development.
      In its Memory Products segment, Infineon expects to increase its bit production by more than 20 percent based on additional capacities at its 300-millimeter production facility in Richmond and from silicon foundries in the second quarter of the 2006 financial year. The company also anticipates higher bit shipments than in the first quarter.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended December 31, 2004 and 2005
(in millions, except for per share data)

	December 31,	December 31,	December 31,
	2004	2005	2005

	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	1,535	1,495	1,770
Related parties	281	179	212

Total net sales	1,816	1,674	1,982

Cost of goods sold	1,115	1,350	1,598

Gross profit	701	324	384

Research and development expenses	329	311	369
Selling, general and administrative expenses	162	173	205
Restructuring charges	2	2	2
Other operating income, net	(6)	—	—

Operating income (loss)	214	(162)	(192)

Interest income (expense), net	5	(21)	(24)
Equity in earnings (losses) of associated companies, net	1	17	20
Other non-operating (expense) income, net	(10)	24	28
Minority interests	6	(1)	(1)

Income (loss) before income taxes	216	(143)	(169)

Income tax expense	(74)	(40)	(48)

Net income (loss)	142	(183)	(217)

Basic and diluted earnings (loss) per share	0.19	(0.25)	(0.30)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets
September 30, 2005 and December 31, 2005

	September 30,	December 31,	December 31,
	2005	2005	2005

	(€ millions)	(€ millions)	($ millions)
		(Unaudited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	1,148	1,138	1,348
Marketable securities	858	749	887
Trade accounts receivable, net	952	900	1,066
Inventories	1,022	1,173	1,389
Deferred income taxes	125	127	150
Other current assets	469	507	600

Total current assets	4,574	4,594	5,440

Property, plant and equipment, net	3,751	4,048	4,794
Long-term investments, net	779	566	670
Restricted cash	88	88	104
Deferred income taxes	550	522	618
Other assets	542	488	578

Total assets	10,284	10,306	12,204

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	99	99	117
Trade accounts payable	1,069	1,125	1,332
Accrued liabilities	497	533	631
Deferred income taxes	17	23	27
Other current liabilities	700	623	738

Total current liabilities	2,382	2,403	2,845

Long-term debt	1,566	1,627	1,927
Deferred income taxes	65	53	63
Other liabilities	642	785	929

Total liabilities	4,655	4,868	5,764

Shareholders’ equity:
Ordinary share capital	1,495	1,495	1,770
Additional paid-in capital	5,800	5,807	6,877
Accumulated deficit	(1,512)	(1,695)	(2,007)
Accumulated other comprehensive loss	(154)	(169)	(200)

Total shareholders’ equity	5,629	5,438	6,440

Total liabilities and shareholders’ equity	10,284	10,306	12,204

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)
for the three months ended December 31, 2004 and 2005
(in millions, except for share data)

								Unrealized
	Issued				Foreign	Additional		gain/(loss)
	Ordinary shares		Additional		currency	minimum	Unrealized	on cash
			paid-in	Accumulated	translation	pension	gain on	flow
	Shares	Amount	capital	deficit	adjustment	liability	securities	hedge	Total

Balance as of October 1, 2004	747,559,859	1,495	5,800	(1,200)	(122)	—	4	1	5,978

Net income	—	—	—	142	—	—	—	—	142
Other comprehensive (loss) income	—	—	—	—	(36)	—	3	(8)	(41)

Total comprehensive income									101

Issuance of ordinary shares:
Exercise of stock options	3,500	—	—	—	—	—	—	—	—

Balance as of December 31, 2004	747,563,359	1,495	5,800	(1,058)	(158)	—	7	(7)	6,079

Balance as of October 1, 2005	747,569,359	1,495	5,800	(1,512)	(58)	(84)	12	(24)	5,629

Net loss	—	—	—	(183)	—	—	—	—	(183)
Other comprehensive (loss) income	—	—	—	—	(18)	—	—	3	(15)

Total comprehensive loss									(198)

Stock-based compensation	—	—	7	—	—	—	—	—	7

Balance as of December 31, 2005	747,569,359	1,495	5,807	(1,695)	(76)	(84)	12	(21)	5,438

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the three months ended December 31, 2004 and 2005

	December 31,	December 31,	December 31,
	2004	2005	2005

	(€ millions)	(€ millions)	($ millions)

Net income (loss)	142	(183)	(217)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	334	338	400
Recovery of doubtful accounts	(1)	—	—
Gain on sale of marketable securities	(1)	—	—
Gain on sale of businesses	—	(1)	(1)
Gain on disposal of property, plant, and equipment	(8)	(2)	(2)
Equity in earnings (losses) of associated companies, net	(1)	(17)	(20)
Minority interests	(5)	1	1
Other non-cash items	—	1	1
Stock-based compensation	—	7	8
Deferred income taxes	54	24	28
Changes in operating assets and liabilities:
Trade accounts receivable	132	59	70
Inventories	(73)	(100)	(118)
Other current assets	37	(45)	(53)
Trade accounts payable	(20)	102	121
Accrued liabilities	(72)	54	64
Other current liabilities	(70)	(85)	(101)
Other assets and liabilities	(25)	(51)	(59)

Net cash provided by operating activities	423	102	122

Cash flows from investing activities:
Purchases of marketable securities available for sale	(929)	(63)	(75)
Proceeds from sale of marketable securities available for sale	1,299	172	204
Proceeds from sale of businesses	25	6	7
Investment in associated and related companies, net of cash acquired	(87)	119	141
Dividends received from equity investments	25	—	—
Purchases of intangible assets	(14)	(1)	(1)
Purchases of property, plant and equipment	(456)	(405)	(480)
Proceeds from sales of property, plant and equipment	27	4	5

Net cash used in investing activities	(110)	(168)	(199)

Cash flows from financing activities:
Net change in short-term debt	(13)	3	4
Net change in related party financial receivables and payables	(5)	—	—
Proceeds from issuance of long-term debt	63	55	65
Principal repayments of long-term debt	(2)	(4)	(5)

Net cash provided by financing activities	43	54	64

Effect of foreign exchange rate changes on cash and cash equivalents	(7)	2	2
Net increase (decrease) in cash and cash equivalents	349	(10)	(11)
Cash and cash equivalents at beginning of period	608	1,148	1,359

Cash and cash equivalents at end of period	957	1,138	1,348

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Basis of Presentation
      The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or “the Company”) as of and for the three months ended December 31, 2004 and 2005, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2005. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2005 (see note 2).
      The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.
      All amounts herein are shown in millions of euro (“€”) other than percentages, shares, per share amounts or where otherwise stated. The accompanying condensed consolidated balance sheet as of December 31, 2005, the condensed consolidated statements of operations for the three months then ended, and the condensed consolidated statements of cash flows for the three months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of one euro = $1.1842, the U.S. Federal Reserve noon buying rate on December 31, 2005.

2.	Recent Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that such costs be recognized as current period charges and requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Company adopted SFAS No. 151 with effect from October 1, 2005, which did not have a significant impact on its consolidated financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payments”. SFAS No. 123 (revised 2004) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123 (revised 2004) eliminates the alternative method of accounting for employee share-based payments previously available under Accounting Principles Board (“APB”) No. 25 “Accounting for Stock Issued to Employees”. The Securities and Exchange Commission issued guidance on April 14, 2005 announcing that public companies will be required to adopt SFAS No. 123 (revised 2004) by their first financial year beginning after June 15, 2005.
      Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. Prior period amounts have not been restated and do not reflect the recognition of stock-based compensation. Disclosures are provided in note 11.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company is required to adopt SFAS No. 154 for accounting changes and error corrections that occur after September 30, 2006. The Company’s results of operations and financial condition will only be impacted following the adoption of SFAS No. 154 if it implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.
      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and (or) method of settlement. The Company is required to adopt Interpretation No. 47 prior to the end of its 2006 financial year. The Company is currently evaluating the impact that the adoption of Interpretation No. 47 will have on its consolidated financial position and results of operations.

3.	Restructuring
      The development of the restructuring liability during the three months ended December 31, 2005, is as follows:

	September 30,			December 31,
	2005			2005
		Restructuring
	Liabilities	Charges	Payments	Liabilities

Employee terminations	64	2	(7)	59
Other exit costs	8	—	—	8

Total	72	2	(7)	67

4.	Income Taxes
      Income (loss) before income taxes and minority interest is attributable to the following geographic locations for the three months ended December 31, 2004 and 2005:

	2004	2005

Germany	188	(187)
Foreign	22	45

Total	210	(142)

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Income tax expense for the three months ended December 31, 2004 and 2005 is as follows:

	Three months ended
	December 31,

	2004	2005

Current taxes:
Germany	19	3
Foreign	2	13

	21	16
Deferred taxes:
Germany	40	23
Foreign	13	1

	53	24

Income tax expense	74	40

      At December 31, 2005, the Company had in Germany tax loss carry-forwards of €2,310 (relating to both, trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,136); in other jurisdictions the Company had tax loss carry-forwards of €263 and tax effected credit carry-forwards of €107. Such tax loss carry-forwards and tax effected credit carry-forwards are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual legal entity is entitled to the claim.
      Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of December 31, 2005, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.

5.	Earnings (Loss) Per Share
      Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The computation of basic and diluted EPS for the three months ended December 31, 2004 and 2005, is as follows (shares in million):

	Three months ended
	December 31,

	2004	2005

Numerator:
Net income (loss)	142	(183)
Denominator:
Weighted-average shares outstanding-basic	747.6	747.6
Effect of dilutive instruments	0.1	—

Weighted-average shares outstanding-diluted	747.7	747.6

Earnings (loss) per share (in euro):

Basic and diluted	0.19	(0.25)

      The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, include 37.9 million and 41.0 million shares underlying employee stock options for the three months ended December 31, 2004 and 2005, respectively. Additionally, 86.5 million ordinary shares issuable upon the conversion of the subordinated convertible notes at December 31, 2004 and 2005, were not included in the computation of diluted earnings (loss) per share as their impact would have been antidilutive.
6.     Trade Accounts Receivable, net
      Trade accounts receivable, net at September 30, and December 31, 2005 consist of the following:

	September 30,	December 31,
	2005	2005

Third party — trade	839	805
Siemens group — trade (note 13)	145	130
Associated and Related Companies — trade (note 13)	12	10

Trade accounts receivable, gross	996	945
Allowance for doubtful accounts	(44)	(45)

Trade accounts receivable, net	952	900

7.     Inventories
      Inventories at September 30, and December 31, 2005 consist of the following:

	September 30,	December 31,
	2005	2005

Raw materials and supplies	87	108
Work-in-process	569	629
Finished goods	366	436

Inventories	1,022	1,173

8.     Long-term Investments, net
      On November 13, 2002, the Company entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the foundation of a joint venture (Inotera, held directly and indirectly through the Company’s investment in Hwa-Keng Investment Corp.) to construct and operate a 300-millimeter manufacturing facility in Taiwan. Pursuant to several agreements, the Company and Nanya had developed advanced 90-nanometer and are developing 70- and 60-nanometer technology. The new 300-millimeter manufacturing facility is funded by Inotera and employs the

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
technology developed under the aforementioned agreements to manufacture DRAM products and its capacity is anticipated to be completed in three phases. During the year ended September 30, 2004 Inotera completed the construction and started mass production. The second phase was completed in the 2005 financial year, while the third phase is anticipated to be completed in the 2006 financial year. The first 300-millimeter wafer memory products using the new 60-nanometer process are expected to leave the production line in 2008. The joint venture partners are obliged to each purchase one-half of the facility’s production based, in part, on market prices. At December 31, 2005, the Company’s direct and indirect ownership interest in Inotera was 45.9%.
      On October 7, 2004, Inotera’s application for public company status was accepted by the Taiwanese Securities and Futures Bureau. Since April 2005, Inotera has been listed on the Gre-Tai market in Taiwan. On October 26, 2005, Inotera submitted an application for an initial public offering of its common stock to the Taiwanese stock exchange which was subsequently approved.
      In December 2005, the Company further amended its agreements with International Business Machines Corporation (“IBM”) in respect of its joint venture ALTIS Semiconductor S.N.C. (”ALTIS”) in Essonnes, France, and extended its product purchase agreement with ALTIS through 2009. Pursuant to the December 2005 amendment, the Company granted to IBM an option to require the Company to acquire four-fifths of IBM’s 50% interest in the joint venture (or a total of 40% of the outstanding shareholding of ALTIS) at any time after April 1, 2006 and prior to January 1, 2009. In connection with the exercise of such option, IBM would be required to make a payment to the Company to settle the respective interests of the parties. In addition, the Company granted to IBM a second option to require the Company to acquire up to four-fifths of IBM’s 50% interest in the joint venture (or a total of 40% of the outstanding shareholding of ALTIS) in increments of 10% after April 2006 and prior to January 1, 2009. The amendment also permits IBM to sell its interest in ALTIS to a third party meeting certain specified criteria.
      Under the December 2005 amendment, the Company and IBM also agreed a number of administrative matters regarding the governance and management of ALTIS, as well as related cost-allocation and accounting matters. The Company and IBM continue to evaluate the future business model of ALTIS, and have agreed that they will reach a decision on this matter no later than January 1, 2009. As previously agreed, the Company will increase the percentage of the output of ALTIS that it purchases to 87.5% in 2006 and 100% in 2007 and beyond.
      The Company evaluated the amendment in accordance with FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities an interpretation of ARB No. 51” and concluded that it held an interest in a variable interest entity in which the Company is determined to be the primary beneficiary. Accordingly, the Company began to fully consolidate ALTIS following the December 19, 2005 amendment whereby IBM’s 50% ownership interest has been reflected as a minority interest.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The following table summarizes the Company’s consolidation of ALTIS during the quarter ended December 31, 2005:

2005

ALTIS

Consolidation Date	December 2005
Segment	Communication

Cash	119
Inventories	46
Other current assets	10
Property, plant and equipment	202
Long-term investment	(202)
Other non-current assets	(47)

Total assets consolidated	128
Current liabilities	(79)
Non-current liabilities	6
Minority Interests	201

Total liabilities consolidated	128

Net assets consolidated	—

Cash paid	—
      The Company is in the process of obtaining an appraisal of the estimated fair value of the assets and liabilities of ALTIS which will result in an adjustment to the amounts recorded, the exact amount of which is not currently determinable. Pro forma financial information relating to the consolidation of ALTIS is not material to the results of operations and financial position of the Company and has been omitted.

9.	Trade Accounts Payable
      Trade accounts payable at September 30, and December 31, 2005 consist of the following:

	September 30,	December 31,
	2005	2005

Third party — trade	868	1,007
Siemens group — trade (note 13)	61	51
Associated and Related Companies — trade (note 13)	140	67

Trade accounts payable	1,069	1,125

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

10.	Debt
      Debt at September 30, and December 31, 2005 consists of the following:

	September 30,	December 31,
	2005	2005

Short-term debt:
Loans payable to banks, weighted average rate 2.12%	51	54
Current portion of long-term debt	48	45

Total short-term debt and current maturities	99	99

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	633	634
Convertible subordinated notes, 5.0%, due 2010	690	691
Loans payable to banks:
Unsecured term loans, weighted average rate 2.72%, due 2007-2013	206	236
Secured term loans, weighted average rate 1.50%, due 2010	9	9
Other loans payable, weighted average rate 3.10%, due 2007	—	6
Notes payable to governmental entity, rate 2.04%, due 2010-2027	28	51

Total long-term debt	1,566	1,627

      The Company has established independent financing arrangements with several financial institutions, in the form of both short and long-term credit facilities, which are available for anticipated funding purposes (see note 18).

			As of December 31, 2005
	Nature of financial
	Institution	Purpose/intended	Aggregate
Term	Commitment	use	facility	Drawn	Available

		working capital,
short-term	firm commitment	guarantees	124	54	70

		working capital,
short-term	no firm commitment	cash management	307	—	307

long-term	firm commitment	working capital	738	—	738

long-term(1)	firm commitment	project finance	366	347	19

Total			1,535	401	1,134

(1)	Including current maturities.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
11.     Stock-based Compensation

Stock Option Plans
      A summary of the Company’s stock option plans as of December 31, 2005, and changes during the three month period then ended is presented below (options in million, exercise prices in Euro):

	Three months ended
	December 31, 2005

		Weighted-
		average
	Number of	exercise
	options	price

Outstanding at beginning of period	40.9	€20.33
Granted	7.4	€8.20
Exercised	—	—
Forfeited or expired	(1.0)	€24.58

Outstanding at end of period	47.3	€18.35

Exercisable at end of period	26.7	€25.24
      Changes in the Company’s unvested options for the three months ended December 31, 2005 are summarized as follows (options in million, fair values in Euro):

	Three months ended
	December 31, 2005

		Weighted-
		average
	Number of	grant date
	options	fair value

Unvested at beginning of period	23.0	€5.30
Granted	7.4	€3.19
Exercised	—	—
Vested	(7.6)	€6.24
Forfeited or expired	(1.0)	€10.76

Unvested at end of period	21.8	€4.22

      The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

	Outstanding				Exercisable

		Weighted-				Weighted-
		average	Weighted-			average	Weighted-
		remaining	average	Aggregate		remaining	average	Aggregate
	Number of	life	exercise	Intrinsic	Number of	life	exercise	Intrinsic
Range of exercise prices	options	(in years)	price	value	options	(in years)	price	value

€5 - €10	23.7	5.40	€8.75		7.3	3.88	€8.93
€10 - €15	8.7	4.73	€12.42		4.6	4.65	€12.45
€15 - €20	0.2	3.58	€15.75		0.1	3.58	€15.75
€20 - €25	6.5	2.93	€23.70		6.5	2.93	€23.70
€25 - €30	0.1	2.77	€27.40		0.1	2.75	€27.43
€40 - €45	4.1	1.21	€42.03		4.1	1.21	€42.03
€50 - €55	0.1	2.25	€53.26		0.1	2.25	€53.26
€55 - €60	3.9	1.91	€55.18		3.9	1.91	€55.18

Total	47.3	4.27	€18.35	—	26.7	3.07	€25.24	—

Fair value disclosures
      The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), the Company relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), the Company uses a combination of implied volatilities

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
from traded options on the Company’s stock and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted is estimated based on historical experience. Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future.
      The following weighted-average assumptions were used in the Black-Scholes option-pricing model for the three months ended December 31:

	Three months ended
	December 31,

	2004	2005

Weighted-average assumptions:
Risk-free interest rate	3.03%	3.08%
Expected volatility	59%	43%
Dividend yield	0%	0%
Expected life in years	4.50	5.07

Weighted-average fair value per option at grant date in euro	€4.07	€3.19

Stock-Based Compensation Expense
      Total compensation cost for the Company’s stock option plans in the three months ended December 31, 2005 was €7. Cost of goods sold, SG&A (selling, general and administrative expenses), and research and development expenses in the first quarter of the 2006 financial year included stock-based compensation of €2, €3 and €2, respectively. The amount of stock-based compensation cost which was capitalized and remained in inventory as of December 31, 2005 was immaterial. Stock-based compensation expense does not reflect any significant income taxes and did not have a cash flow effect in the three months ended December 31, 2005, since no stock options were exercised during the period. As of December 31, 2005, there was a total of €47 in unrecognized compensation cost related to unvested stock options which is expected to be recognized over a weighted-average period of 2.11 years.
      Prior to the first quarter of the 2006 financial year, the Company applied the provisions of APB No. 25, as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of SFAS No. 123”.
      If the Company had accounted for stock option grants and employee stock purchases under its plans according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income and

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
earnings per share would have been reduced to the pro forma amounts indicated below, pursuant to the provision of SFAS No. 148:

Three
months
ended
December 31,
2004

Net income:
As reported	142
Deduct: Stock-based employee compensation expense included in reported net income	—
Add: Total stock-based employee compensation expense determined under fair value based method for all awards	(11)

Pro forma	131

Basic and diluted earnings per share in euro:
As reported	€0.19
Pro forma	€0.17

12.	Other Comprehensive Loss
      The changes in the components of other comprehensive loss for the three months ended December 31, 2004 and 2005 are as follows:

	Three months ended
	December 31,

	2004	2005

Unrealized gain on securities:
Unrealized holding gains	7	12
Reclassification adjustment for losses included in net income (loss)	(4)	(12)

Net unrealized gains	3	—
Unrealized (losses) gains on cash flow hedges	(8)	3
Foreign currency translation adjustment	(36)	(18)

Other comprehensive loss	(41)	(15)
Accumulated other comprehensive loss — beginning of period	(117)	(154)

Accumulated other comprehensive loss — end of period	(158)	(169)

13.     Related Parties
      The Company has transactions in the normal course of business with Siemens group companies and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Related Party receivables at September 30, and December 31, 2005 consist of the following:

	September 30,	December 31,
	2005	2005

Current:
Siemens group — trade	145	130
Associated and Related Companies — trade	12	10
Siemens group — financial and other	18	23
Associated and Related Companies — financial and other	5	2
Employee receivables	8	6

	188	171

Non-current:
Associated and Related Companies — financial and other (1)	67	—
Employee receivables	2	2

	69	2

Total Related Party receivables	257	173

(1)	The decrease during the quarter ended December 31, 2005 is primarily related to the first consolidation of ALTIS (see note 8).
     Related Party payables at September 30, and December 31, 2005 consist of the following:

	September 30,	December 31,
	2005	2005

Siemens group — trade	61	51
Associated and Related Companies — trade (1)	140	67
Associated and Related Companies — financial and other	4	3

Total Related Party payables	205	121

(1)	The decrease during the quarter ended December 31, 2005 is primarily related to the first consolidation of ALTIS (see note 8).
     Transactions with Related Parties for the three months ended December 31, 2004 and 2005 are as follows:

	Three months ended
	December 31,

	2004	2005

Sales to Related Parties:
Siemens group companies	269	163
Associated and Related Companies	12	16

Total sales to Related Parties	281	179

Purchases from Related Parties:
Siemens group companies	50	13
Associated and Related Companies	146	181

Total purchases from Related Parties	196	194

14.	Pension Plans
      Information with respect to the Company’s pension plans for the three months ended December 31, 2004 and 2005, respectively, is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The components of net periodic pension cost for the three months ended December 31, 2004 and 2005, respectively are as follows:

	Three months ended		Three months ended
	December 31, 2004		December 31, 2005

	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Service cost	(4)	(2)	(6)	(2)
Interest cost	(4)	(1)	(4)	(1)
Expected return on plan assets	3	1	3	1
Amortization of unrecognized actuarial losses	(1)	—	(2)	—

Net periodic pension cost	(6)	(2)	(9)	(2)

15.	Financial Instruments
      The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the Company’s market risk of interest rate and exchange rate fluctuations to its foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.
      The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, and December 31, 2005 are as follows:

	September 30, 2005		December 31, 2005

	Notional		Notional
	amount	Fair value	amount	Fair value

Forward contracts sold
U.S. dollar	838	(20)	1,195	(7)
Japanese yen	9	—	—	—
Singapore dollar	2	—	—	—

Forward contracts purchased:
U.S. dollar	195	4	153	6
Japanese yen	42	—	47	1
Singapore dollar	23	—	23	—
Great Britain pound	5	—	5	—
Czech Koruna	1	—	—	—
Malaysian Ringgit	32	1	26	—
Other currencies	23	(1)	18	—

Currency Options sold:
U.S. dollar	527	(21)	273	(9)

Currency Options purchased:
U.S. dollar	522	3	260	1

Cross currency interest rate swaps:
U.S. dollar	389	21	—	—

Interest rate swaps	1,442	14	1,200	44
Other	259	(2)	255	(1)

Fair value, net		(1)		35

      At September 30, and December 31, 2005, all derivative financial instruments are recorded at fair value. Other non-operating income for the three months ended December 31, 2005 included €21 related to net gains from foreign currency derivatives and foreign currency transactions.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

16.	Commitments and Contingencies

Litigation
      In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count related to the pricing of DRAM products between July 1, 1999 and June 15, 2002. Under the terms of the agreement, the Company agreed to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual installments through 2009. On October 25, 2004 the plea agreement was accepted by the U.S. District Court for the Northern District of California. Therefore, the matter has been fully resolved between the Company and the DOJ, subject to the Company’s obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The wrongdoing charged by the DOJ was limited to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM-products from the Company.
      Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against the Company, its U.S. subsidiary and other DRAM suppliers.
      Sixteen cases were filed between June 2002 and September 2002 in the following U.S. federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from various DRAM suppliers in the United States of America during a specified time period commencing on or after October 1, 2001 (“Direct U.S. Purchaser Class”). The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation held a hearing and subsequently ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated or consolidated pretrial proceedings as part of a Multi-District Litigation (“MDL”). In June 2005, with the permission of the U.S. District Court for the Northern District of California, the plaintiffs filed a second amended complaint alleging that the unlawful conduct commenced on approximately April 1, 1999 and continued through at least June 30, 2002. The Company has secured individual settlements with seven direct customers in addition to those OEMs identified by the DOJ.
      Sixty-four additional cases were filed between August 2, 2002 and October 12, 2005 in numerous federal and state courts throughout the United States of America. Each of these state and federal cases (except a case filed in the U.S. District Court for the Eastern District of Pennsylvania) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States of America during specified time periods commencing in or after 1999 (“Indirect U.S. Purchaser Class”). The Eastern District of Pennsylvania case purports to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States of America between April 1999 and June 2000 (“Direct Foreign Purchaser Class”). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in unspecified amounts, restitution, costs, attorneys’ fees and an injunction against the allegedly unlawful conduct. In response to a petition filed by one of the plaintiffs, a judge appointed by the Judicial Council of California subsequently ordered that the then-pending California state cases be coordinated for pretrial purposes and recommended that they be transferred to San Francisco County Superior Court for coordinated or consolidated pretrial proceedings. Subsequently, 18 of the state and federal court cases and the U.S. District Court for the Eastern District of Pennsylvania case were ordered transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated and consolidated pretrial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed two of the transferred state court cases. Two additional transferred state court cases were subsequently remanded back to their relevant state courts. The Company is defending against these actions vigorously.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      In November 2005, the Company and its US subsidiary entered into an agreement with the attorney general of the State of California tolling until June 15, 2006 any applicable time periods within which California and numerous other state attorneys general must file claims arising from their investigation of alleged antitrust violations in the DRAM industry. The Company’s US subsidiary has also received Civil Investigative Demands and Subpoenas from the attorneys general of the States of Washington, New York, New Jersey and Florida requesting documents and other information relating to their investigations, and the Company’s US subsidiary has provided documents and information in response to those requests.
      In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. The Company has reassessed the matter after its plea agreement with the DOJ and made an accrual during the 2004 financial year for a probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although the Company cannot more accurately estimate the amount of such actual fine. The Company is fully cooperating with the Commission in its investigation.
      In May 2004, the Canadian Competition Bureau advised the Company’s U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act in the DRAM industry. No compulsory process (such as subpoenas) has been commenced. The Company is cooperating with the Competition Bureau in its inquiry.
      In October 2004, a proposed class proceeding was commenced against the Company in the Canadian province of Quebec on behalf of indirect purchasers, who purchased products in Quebec from certain OEM customers which contained DRAM during the period from July 1999 to June 2002, seeking damages in unspecified amounts, investigation costs, interest and legal costs in respect of activities which are the subject of the Company’s September 15, 2004 plea agreement with the DOJ. In the period from December 2004 to February 2005, three other proposed class proceedings were commenced in the provinces of Ontario, Quebec and British Columbia on behalf of all direct and indirect purchasers resident, respectively, in Canada (in the case commenced in the province of Ontario), the province of Quebec and British Columbia, who purchased DRAM or products which contained DRAM during the period from July 1999 to June 2002, seeking damages, punitive damages, investigation and administration costs, in unspecified amounts, interest and legal costs.
      Between September 30, 2004 and November 4, 2004 a total of seven securities class action complaints were filed against the Company in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and on June 30, 2005 filed a Consolidated Amended Complaint in California, effectively consolidating all the lawsuits. The Consolidated Amended Complaint alleges violations of the U.S. federal securities laws and seeks damages on behalf of a purported class of purchasers of the Company’s publicly traded securities during the period from March 13, 2000 to July 19, 2004. The Company is vigorously defending against allegations of U.S. securities laws violations.
      In late 2002, MOSAID Technologies Inc. (“MOSAID”) alleged that the Company was violating 11 DRAM-related U.S. patents of MOSAID. In December 2002, the Company filed an action in the U.S. District Court for the Northern District of California seeking a declaratory judgment that the Company was not violating such patents. On February 7, 2003, MOSAID filed a counter-suit opposing the Company’s motion for declaratory judgment and seeking damages for the alleged patent infringement. On November 3, 2003, MOSAID announced that it had filed an amended counterclaim to add two new patents to its previous claims. This matter has since been consolidated under the federal multidistrict litigation rules with another lawsuit filed by MOSAID against Samsung Electronics Co. Ltd. (“Samsung”) in the U.S. District Court for the District of New Jersey. On April 1, 2005, the U.S. District Court issued a summary judgment order that the Company’s products did not infringe most of MOSAID’s asserted claims, leaving the infringement of only two claims in one patent still to be determined. MOSAID has provided notice that it plans to appeal the court’s summary judgement order.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
A trial date for the claims has not yet been scheduled. On April 6, 2005, MOSAID filed an additional lawsuit in the U.S. District Court for the Eastern District of Texas, alleging that the Company’s DRAM products infringe one or more claims of three MOSAID patents. A trial on this issue has been scheduled for October 2006. The Company intends to vigorously defend against MOSAID’s claims.
      On March 5, 2005, Tessera Technologies, Inc. (“Tessera”) filed a lawsuit in the U.S. District Court for the Eastern District of Texas, alleging that the Company’s products containing ball grid array packages infringe five Tessera patents. On April 13, 2005, Tessera amended its complaint to allege that the Company and Micron violated U.S. antitrust law, Texas unfair competition law, and Texas business tort law by conspiring to harm the market for Rambus DRAM (“RDRAM”) chips, thereby injuring Tessera’s ability to license chip packaging technology for RDRAM chips. A trial has been scheduled for August 2006. The Company intends to vigorously defend against Tessera’s claims.
      Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of December 31, 2005, the Company had accrued liabilities in the amount of €133 related to the antitrust investigations and related antitrust and securities civil claims described above. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s results of operations, financial position and cash flows.
      An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in substantial financial liability to, and other adverse effects upon the Company, which would have a material adverse effect on its business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial position and cash flows.
      An adverse final resolution in the MOSAID or Tessera lawsuits could result in significant financial liabilities to, and other adverse effects upon the Company, which would have a material adverse effect on the Company’s results of operations, financial position and cash flows.
      The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the year of settlement.
      In connection with the Company’s formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to the Company by Siemens historically conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

Other Contingencies
      On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
south of Munich, Germany. The office complex, called Campeon, will enable the Company to centralize the majority of its Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and has begun the gradual move of employees to this new location. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 in escrow, which was included in restricted cash as of December 31, 2005. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement was accounted for as an operating lease, in accordance with SFAS No. 13 with monthly lease payments expensed on a straight-line basis over the lease term.
      The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of December 31, 2005, a maximum of €517 of these subsidies could be refundable.
      The Company has guarantees outstanding to external parties of €277 as of December 31, 2005. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of December 31, 2005, such inter-company guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €1,629, of which €1,340 relates to the convertible notes issued.

17.	Operating Segment and Geographic Information
      The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.
      Effective January 1, 2005, the Company simplified its organization to create shorter and faster decision paths across the entire Company, a stronger customer orientation, as well as greater efficiency and flexibility. The Mobile business and Wireline Communication segment were combined into the new Communication segment to align the Company’s structure with market developments. At the same time, the security and chip card activities and the ASIC & Design Solutions business have been integrated into the extended Automotive, Industrial and Multimarket segment. The segments’ financial position and results of operations of prior periods have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.
      As a result, the Company now operates primarily in three major operating segments, two of which are application focused: Automotive, Industrial and Multimarket and Communication; and one of which is product focused: Memory Products. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The following tables present selected segment data for the three months ended December 31, 2004 and 2005:

	Three months ended
	December 31,

	2004	2005

Net sales:
Automotive, Industrial and Multimarket	631	652
Communication	414	334
Memory Products	766	678
Other Operating Segments	3	2
Corporate and Reconciliation	2	8

Total	1,816	1,674

EBIT:
Automotive, Industrial and Multimarket	48	51
Communication	(19)	(21)
Memory Products	196	(118)
Other Operating Segments	(2)	—
Corporate and Reconciliation	(12)	(34)

Total	211	(122)

      Certain items are included in corporate and reconciliation and are not allocated to the segments, consistent with the Company’s internal management reporting. These include certain corporate headquarters’ costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee stock-based compensation expense are included in corporate and reconciliation and not allocated to the segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by corporate and reconciliation. For the three months ended December 31, 2004 and 2005 corporate and reconciliation includes unallocated excess capacity costs of €5 and €4, respectively, restructuring charges of €2 and €2, respectively, and stock-based compensation expense of €0 and €7, respectively.
      The following is a summary of operations by geographic area for the three months ended December 31, 2004 and 2005:

	Three months ended
	December 31,

	2004	2005

Net sales:
Germany	380	326
Other Europe	316	282
North America	334	370
Asia/Pacific	665	584
Japan	85	81
Other	36	31

Total	1,816	1,674

      Revenues from external customers are based on the customers’ billing location. No single customer accounted for more than 10% of the Company’s sales during the three months ended December 31, 2005. Except for sales to Siemens, which are discussed in note 13, no single customer accounted for more than 10% of the Company’s sales during the three months ended December 31, 2004. Sales to Siemens are made primarily by the non-memory product segments.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments.
      EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

	Three months ended
	December 31,

	2004	2005

Net income (loss)	142	(183)
Adjust: Income tax expense	74	40
Interest expense (income), net	(5)	21

EBIT	211	(122)

18.	Subsequent Events
      On January 24, 2006, the Company drew down $345 million from one of its existing long-term credit facilities. The proceeds will be primarily used to refinance the ramp-up of Infineon’s 300 millimeter production facility in Richmond (see note 10).

SUPPLEMENTARY INFORMATION (UNAUDITED)
Gross and Net Cash Position
      Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash positions are determined as follows from the condensed consolidated balance sheets, without adjustment to the U.S. GAAP amounts presented:

	September 30,	December 31,
	2005	2005

Cash and cash equivalents	1,148	1,138
Marketable securities	858	749

Gross Cash Position	2,006	1,887

Less: Short-term debt	99	99
Long-term debt	1,566	1,627

Net Cash Position	341	161

Free Cash Flow
      Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow is determined as follows from the condensed consolidated statements of cash flows, without adjustment to the U.S. GAAP amounts presented:

	Three months ended
	December 31,

	2004	2005

Net cash provided by operating activities	423	102
Net cash used in investing activities	(110)	(168)
There of: Purchase (sale) of marketable securities, net	(370)	(109)

Free cash flow	(57)	(175)

Backlog
      Most standard products, such as memory products, are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products such as memory products is not a reliable indicator of future sales. Orders for customized logic products vary depending on customer needs and industry conditions, capacity and demand, while more customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

Dividends
      The Company has not declared or paid any dividend during the three months ended December 31, 2005.
Employees
      As of December 31, 2005, Infineon had approximately 40,700 employees worldwide, including approximately 7,600 engaged in Research and Development.
Market for ordinary shares
      The Company’s ordinary shares are listed on the New York Stock Exchange (NYSE) and the Company is one of the Dax 30 companies listed on the Frankfurt Stock Exchange (FSE). The Company’s shares are traded under the symbol “IFX”.
      Relative Performance of the IFX shares since October 1, 2002 (based on Xetra daily closing prices, indexed on September 30, 2002) is as follows:
      Infineon share price performance and key data for the three months ended December 31, 2004 and 2005 was as follows:

	2004	2005	+/- in %

DAX
Beginning of the period	3,994.96	5,082.07	27%
High	4,261.79	5,458.58	28%
Low	3,854.41	4,806.05	25%
End of the period	4,256.08	5,408.26	27%
IFX closing prices in euros (Xetra)
Beginning of the period	8.49	8.32	(2%	)
High	9.00	8.51	(5%	)
Low	7.90	7.60	(4%	)
End of the period	7.98	7.73	(3%	)
IFX closing prices in U.S. dollars (NYSE)
Beginning of the period	10.63	9.90	(7%	)
High	11.74	10.03	(15%	)
Low	10.18	8.95	(12%	)
End of the period	10.90	9.10	(17%	)

Financial Calendar

Financial Period	Period end date	Results press release

Second quarter	March 31, 2006	April 26, 2006
Publication date: February 3, 2006.
Contact information
Infineon Technologies AG
Investor Relations
Am Campeon 1-12
85579 Neubiberg/Munich, Germany
Phone: +49 89 234-26655
Fax: +49 89 234-9552987
E-Mail: investor.relations@infineon.com
      Visit http://www.infineon.com/investor for an electronic version of this report and other information.

Risk Factors
      As a company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations. Financial risks include our need to have access to sufficient capital and governmental subsidies. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.
      These and other material risks that we face are described in detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://www.infineon.com/investor, as well as on the SEC’s website, http://www.sec.gov.
      We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements
      This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.
      These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, and our ability to achieve our cost savings and growth targets. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.
      These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading ”Risk Factors” in the Infineon Form 20-F annual report.